SEC File No. 0-18774

CUSIP No. 848550 20 8

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 12b-25

NOTIFICATION OF LATE FILING

[ X ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR

[ ] Form N-CEN [ ] Form N-CSR

For the Period Ended: December 31, 2025

[ ]       Transition Report on Form 10-K

[ ]       Transition Report on Form 20-F

[ ]       Transition Report on Form 11-K

[ ]       Transition Report on Form 10-Q

For the Transition Period Ended: ____________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above,

Identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Spindletop Oil & Gas Co.

(Full name of registrant)

N/A

(Former Name if Applicable)

12850 Spurling Dr., Suite 200

(Address of Principal Executive Office)

Dallas, Texas 75230

(City, State and Zip Code)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[ X ]

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Spindletop Oil & Gas Co. is unable to file its annual report on Form 10-K for the period ending December 31, 2025, without unreasonable effort and expense due to the late receipt of information required from purchasers of oil and gas and from third party operators.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Chris G. Mazzini 972 644-2581

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s), [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] YES [ ] NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that it will post a net loss for the year ending December 31, 2025 of approximately $1,900,000, which is a larger net loss than the net loss for the same period in 2024. In 2024, the Company reported a net loss of $629,000. The net loss for the year ending December 31, 2025, is an increase of approximately $1,270,000 which is primarily related to the 2025 Asset Retirement Obligation (ARO) provision.

As of year-end 2025, the Company determined that the 2025 ARO provision should be adjusted in view of the significant increases in costs and regulatory requirements of certain regulatory agencies relating to plugging and surface reclamation requirements during 2025. Regulatory agencies are significantly increasing plugging and surface reclamation requirements as well as placing greater pressure on operators to accelerate the plugging, abandonment, and surface site reclamation of shut-in wells compared to prior years. Some regulatory agencies are significantly increasing the amounts of required plugging bonds, letters of credit, and other deposits. Based on the above, the Company adjusted the amount of estimated plugging and surface site reclamation costs which increased the 2025 ARO provision. The ARO provision for 2025 is estimated to be approximately $1,544,000.

SPINDLETOP OIL & GAS CO.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

April 1, 2026

By: /s/ Chris G. Mazzini

Chris G. Mazzini

President, Principal Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities and Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (Sec 232.11 if this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (Sec 232.201 and Sec 232.202) of this chapter).